EXHIBIT 3.1

ARTICLES OF AMENDMENT TO

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF

DOLPHIN ENTERTAINMENT, INC.

A FLORIDA CORPORATION

Pursuant to the provisions of Sections 607.1006 and 607.10025, Florida Statutes, Dolphin Entertainment, Inc., a Florida corporation (the “Corporation), Florida Document Number P14000097818, adopts the following amendment (the “Amendment”) to its Amended and Restated Articles of Incorporation:

Section A of Article III, Capital Stock, shall be amended to read as follows:

A.

 AUTHORIZED SHARES

The total number of shares of all classes of stock that the Corporation shall have the authority to issue is Fifty Million (50,000,000) shares, of which Forty Million (40,000,000) shares shall be Common Stock having a par value of $0.015 per share and Ten Million (10,000,000) shares shall be Preferred Stock having a par value of $0.001 per share.  The Board of Directors of the Corporation is expressly authorized to provide for the classification and reclassification of any unissued shares of Common Stock or Preferred Stock and the issuance thereof in one or more classes or series without the approval of the shareholders of the Corporation.  Of the Preferred Stock, 50,000 shares have been designated Series C Convertible Preferred Stock having a par value of $0.001 per share.

At 12:01 AM on November 27, 2020 (the “Effective Date”), each five (5) shares of common stock issued and outstanding or held by the Corporation as treasury stock immediately prior to the Effective Date shall, automatically and without any action on the part of the respective holders thereof or the Corporation, be combined and converted into one (1) share of Common Stock subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”).  No fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split; rather, the fractional shares of Common Stock created as a result of the Reverse Stock Split shall be rounded up to the next whole number such that in lieu of fractional shares, each shareholder who would have otherwise been entitled to receive a fractional share of Common Stock shall instead receive a whole share of Common Stock as a result of the Reverse Stock Split.

The foregoing Amendment was adopted by the Board of Directors of the Corporation on November 12, 2020, without shareholder action and shareholder action was not required.

The Amendment does not adversely affect the rights or preferences of the holders of outstanding shares of any class or series and does not result in the percentage of authorized shares that remain unissued after the division or combination exceeding the percentage of authorized shares that were unissued before the division or combination.

Date: November 23, 2020	DOLPHIN ENTERTAINMENT, INC.

	BY:	/s/ Bill O‘Dowd
	NAME:	William O’Dowd
TITLE: CEO